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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ________________

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                ________________

                              EVOLVE SOFTWARE, INC.
                                (AMENDMENT NO. 2)
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                      N/A*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               KENNETH J. BOZZINI
                             CHIEF FINANCIAL OFFICER
                              EVOLVE SOFTWARE, INC.
                           1400 65TH STREET, SUITE 100
                              EMERYVILLE, CA 94608
                                 (510) 428-6000
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                   COPIES TO:

                             LARRY W. SONSINI, ESQ.
                               RAMSEY HANNA, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
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              TRANSACTION VALUATION+                        AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
$     333,304 . . . . . . . . . . . . . . . . . . . . . .   Previously paid
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  +  Calculated  solely  for purposes of determining the filing fee. This amount assumes that options to purchase 1,822,690 shares of common stock of Evolve Software, Inc. (the "Company") having an aggregate value of $333,304 as of December 4, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x]  Check  the  box  if any part of the fee  is  offset  as  provided  by  Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                         AMOUNT PREVIOUSLY PAID: $66.66
                        FORM OR REGISTRATION NO.: 5-60105
                            FILING PARTY: THE COMPANY
                          DATE FILED: DECEMBER 5, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third  party  tender  offer  subject  to  Rule  14d-1.
[X]  issuer  tender  offer  subject  to  Rule  13e-4.
[ ]  going-private  transaction  subject  to  Rule  13e-3.
[ ]  amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

  * There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 30049P104.
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
                                   SCHEDULE TO

                             INTRODUCTORY STATEMENT

     This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on December 5, 2001, as amended by Amendment No. 1 thereto filed with the Commission on December 7, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, under the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange dated December 5, 2001. This Amendment's sole purpose is to reflect an extension of the time of expiration of the offer (the "Expiration Date") to 11:59 p.m., Pacific Standard Time, on January 4, 2002. Where applicable, the exhibits to this Tender Offer Statement have been revised to reflect the amended Expiration Date. The change in the Expiration Date is being communicated to persons eligible to participate in the offer by means of the electronic mail communication attached as exhibit (a)(1)(vii) hereto.

     Furthermore, in the event that Monday, December 31, 2001 is declared a federal government holiday by the applicable United States federal government authorities, the Expiration Date shall automatically, and without further action by us or by any third party, be extended to 11:59 p.m. on Monday, January 7, 2002, and any and all references to the Expiration Date in the documents attached as exhibits to this Tender Offer Statement shall be deemed so amended.

ITEM  12.     EXHIBITS.

     (a)    (1)    (i)   Offer  to  Exchange Certain Outstanding Options for New
                   Options, dated December 5, 2001, as amended.

                   (ii)  Election Form, as amended.

                   (iii) Letter from Chairman to Employees, dated December 5, 2001, as amended.

                   (iv) Form of Notice to Withdraw from the Offer, as amended.

                   (v)*  Form  of  Promise to Grant Stock Option(s).

                   (vi)  Presentation to Employees, as amended.

                   (vii) Communication to Employees Regarding Amendment to Expiration Date.

            (5)    (i)*   Evolve  Software, Inc. Amended and Restated 2000 Stock
                   Plan.

                   (ii)* Form of agreement under Evolve Software, Inc. Amended and Restated 2000 Stock Plan.

                   (iii)* Evolve Software, Inc. 2000 Stock Plan Prospectus.

     (b)    Not  applicable.

     (d) (1) Certificate of Designation of Evolve Software, Inc. Series A Preferred Stock, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.

            (2) Form of Form A Subscription Warrant and Form of Form B Subscription Warrant, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.

            (3)    Form  of Warrant to Purchase Shares of Common Stock, filed as
            Exhibit 10.3 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.

     (g)    Not  applicable.

     (h)    Not  applicable.

*Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 5, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

                                EVOLVE  SOFTWARE,  INC.


                                By:  /s/  Kenneth  J.  Bozzini
                                     -------------------------------------------
                                     Kenneth  J.  Bozzini
                                     Chief Financial Officer and Vice President,
                                     Finance

Date:  December 18, 2001

                                                 INDEX TO EXHIBITS


  EXHIBIT
  NUMBER      DESCRIPTION
  ------      -----------

  (a)(1)(i)   Offer to Exchange Certain Outstanding Options for New Options, dated December 5, 2001, as amended.
 (a)(1)(ii)   Election Form, as amended.
(a)(1)(iii)   Letter from Chairman to Employees, dated December 5, 2001, as amended.
 (a)(1)(iv)   Form of Notice to Withdraw from the Offer, as amended.
  (a)(1)(v)*  Form of Promise to Grant Stock Option(s).
 (a)(1)(vi)   Presentation to Employees, as amended.
 (a)(1)(vii)  Communication to Employees Regarding Amendment to Expiration Date.
  (a)(5)(i)*  Evolve Software, Inc. Amended and Restated 2000 Stock Plan.
 (a)(5)(ii)*  Form of agreement under Evolve Software, Inc. Amended and Restated 2000 Stock Plan.
(a)(5)(iii)*  Evolve Software, Inc. 2000 Stock Plan Prospectus.
   (d)(1)     Certificate of Designation of Evolve Software, Inc. Series A Preferred Stock, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.
   (d)(2)     Form of Form A Subscription Warrant and Form of Form B Subscription Warrant, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.
   (d)(3)     Form of Warrant to Purchase Shares of Common Stock, filed as Exhibit 10.3 to the Company's Current
              Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.


*Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 5, 2001.


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